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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                                      --------------------------
                                                      SEC File Number: 000-16461
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                                                      CUSIP Number:    20343H106
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                           NOTIFICATION OF LATE FILING





(Check One):         [X]  Form 10-K  [ ]  Form 20-F  [ ]  Form 11-K
                          [ ] Form 10-Q [ ] Form N-SAR

        For period ended:      December 31, 2000
                               ------------------------------------------

         [ ] Transition Report on Form 10-K

         [ ] Transition Report on Form 20-F

         [ ] Transition Report on Form 11-K

         [ ] Transition Report on Form 10-Q

         [ ] Transition Report on Form N-SAR

         For the transition period Ended:
                                                 ------------------------




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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Community Bancshares, Inc.
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Full Name of Registrant

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Former Name if Applicable

68149 Main Street, P.O. Box 1000
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Address of Principal Executive Office (Street and Number)

Blountsville, Alabama 35031
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City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)




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     (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
[X] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         As previously reported, on February 8, 2001, Community Bancshares, Inc. (the "Registrant") engaged Dudley, Hopton-Jones, Sims & Freeman PLLP ("Dudley, Hopton-Jones") as the Registrant's independent auditors. Due to the recentness of that engagement, Dudley, Hopton-Jones has not had sufficient time to complete its auditing procedures and issue its report with respect to the Registrant's consolidated financial statements for the year ended December 31, 2000. The delay in completing and filing the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000 could not be eliminated without unreasonable effort or expense.

(ATTACH EXTRA SHEETS IF NEEDED)
SEC 1344 (2-99)

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Kennon R. Patterson, Sr.          (205)              429-1000
----------------------------------------  ---------------  ---------------------
                     (Name)                 (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
         subject report or portion thereof?                      [X] Yes  [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Exhibit A attached hereto.
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                           Community Bancshares, Inc.
              ----------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  April 2, 2001                   By:  /s/ William E. Blackmon
       -------------                            -------------------
                                                William E. Blackmon
                                                Acting Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION



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        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                   CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).


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                                    EXHIBIT A

              The financial statements to be included in the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000 are anticipated to reflect, based on management's current estimates, a net loss of approximately $1.9 million for the year ended December 31, 2000, as compared to net income of approximately $1.7 million for the year ended December 31, 1999. The net loss for 2000 was primarily due to an increase in provision for loan losses during 2000.


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                                    EXHIBIT B



           [LETTERHEAD OF DUDLEY, HOPTON-JONES, SIMS & FREEMAN PLLP]



     Securities and Exchange Commission
     450 Fifth Street N.W.
     Washington, D.C. 20549

     Gentlemen:

     This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

     We are the independent auditors of Community Bancshares, Inc. (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-K for the year ended December 31, 2000 because our Firm has not yet completed our audit of the financial statements of the Registrant for the year ended December 31, 2000 and is therefore unable to furnish the required opinion on such financial statements.

     We hereby advise you that we have read the statements made by the Registrant in Part III of its filing on Form 12b-25 and agree with the statements made therein. We are unable to complete our audit of the Registrant's financial statements and furnish the required opinion for a timely filing because we were not engaged as the Registrant's independent accountant until February 8, 2001 and, as a result, have not yet had sufficient time to complete our auditing procedures.

     Very truly yours,


     /s/ DUDLEY, HOPTON-JONES, SIMS & FREEMAN PLLP